UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                               EPIQ SYSTEMS, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   26882D 109
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                                 (CUSIP Number)

                              Keith M. Pinter, Esq.
                       Wormser, Kiely, Galef & Jacobs LLP
                                825 Third Avenue
                            New York, New York 10022
                                 (212) 687-4900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  26882D 109

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      1.    Name of Reporting Person:

            Ajuta International Pty. Ltd.
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions):
            (a) |_|
            (b) |_|
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      3.    SEC Use Only:

--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions):

            OO
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      5.    Check if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(d) or 9(e):  |_|

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      6.    Citizenship or Place of Organization:

            Australia
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              7.    Sole Voting Power:

                    0
Number of     ------------------------------------------------------------------
Shares        8.    Shared Voting Power:
Beneficially
Owned by            0
Each          ------------------------------------------------------------------
Reporting     9.    Sole Dispositive Power:
Person With
                    0
              ------------------------------------------------------------------
              10.   Shared Dispositive Power:

                    0
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

            0
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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):  |_|

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      13.   Percent of Class Represented by Amount in Row (11):

            0.0%
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      14.   Type of Reporting Person (See Instructions):

            CO
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

This Amendment No. 1 ("Amendment") amends and supplements the Schedule 13D (the "Original Schedule 13D") filed on December 12, 2005 by Ajuta International Pty. Ltd., an Australian company ("Ajuta") relating to the shares of common stock, $0.01 par value (the "Common Stock"), of EPIQ Systems, Inc., a Missouri corporation (the "Issuer").

Item 5.  Interest in Securities of the Issuer.

      Item 5 of the Original Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

      (a) As of the date of this Amendment, Ajuta owns zero (0) shares of Common Stock, representing zero percent (0%) of the Common Stock outstanding.

      (b)   Not applicable.

      (c) Goodgate Holdings Limited, a Hong Kong company ("Goodgate") purchased 1,841,251 shares of the Common Stock from Ajuta in a negotiated purchase transaction on September 28, 2007 for a purchase price of Thirty Five Million Two Thousand One Hundred Eighty One and 51/100 United States Dollars (U.S. $35,002,181.51), or $19.01 per
            share.

      (d)   Not applicable.

      (e) Ajuta ceased to be a beneficial owner of more than five percent (5%) of the Common Stock on September 28, 2007.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                December 17, 2007
                                                ------------------------------
                                                (Date)


                                                AJUTA INTERNATIONAL PTY. LTD.


                                                /s/ Susan Lord
                                                ------------------------------
                                                (Signature)


                                                Director
                                                ------------------------------
                                                (Name/Title)